SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(AMENDMENT NO. 1)1

The Brazil Fund, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

105759104

(CUSIP Number)

Andrew M. Weiss

29 Commonwealth Avenue

10th Floor

Boston, MA 02116

(617) 778-7725

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 30, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

______________________________________

1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 105759104	13D	Page 2 of 10 Pages

1		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Weiss Asset Management, LLC Weiss Capital, LLC Andrew M. Weiss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6

CITIZENSHIP OR PLACE OF ORGANIZATION

Weiss Asset Management, LLC is a Delaware limited liability company.

Weiss Capital, LLC is a Delaware limited liability company.

Andrew M. Weiss is a United States citizen.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Weiss Asset Management, LLC -- 0 shares Weiss Capital, LLC -- 0 shares Andrew M. Weiss -- 0 shares
	8	SHARED VOTING POWER Weiss Asset Management, LLC -- 4,991,816 shares (see Item 5) Weiss Capital, LLC -- 780,327 shares (see Item 5) Andrew M. Weiss -- 5,772,143 shares (see Item 5)
	9	SOLE DISPOSITIVE POWER Weiss Asset Management, LLC -- 0 shares Weiss Capital, LLC -- 0 shares Andrew M. Weiss -- 0 shares
	10	SHARED DISPOSITIVE POWER Weiss Asset Management, LLC -- 4,991,816 shares (see Item 5) Weiss Capital, LLC -- 780,327 shares (see Item 5) Andrew M. Weiss -- 5,772,143 shares (see Item 5)

CUSIP No. 105759104	13D	Page 3 of 10 Pages

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Weiss Asset Management, LLC -- 4,991,816 shares -- 30.7% (see Item 5)

Weiss Capital, LLC -- 780,327 shares -- 4.8% (see Item 5)

Andrew M. Weiss -- 5,772,143 shares -- 35.5% (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Weiss Asset Management, LLC -- 4,991,816 shares -- 30.7% (see Item 5)

Weiss Capital, LLC -- 780,327 shares -- 4.8% (see Item 5)

Andrew M. Weiss -- 5,772,143 shares -- 35.5% (see Item 5)

14	TYPE OF REPORTING PERSON* Weiss Asset Management, LLC -- OO Weiss Capital, LLC -- OO Andrew M. Weiss -- IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

This statement relates to certain shares (the "Shares") of common stock, par value $0.01 per share, of The Brazil Fund, Inc. (the "Issuer"), a Maryland corporation with principal offices at 345 Park Avenue, New York, NY 10154.

Item 2. Identity and Background.

(a) The names of the persons filing this statement are Weiss Asset Management, LLC, Weiss Capital, LLC and Andrew M. Weiss. This statement on Schedule 13D is filed on behalf of all such Reporting Persons.

(b) The business address of each of the Reporting Persons is 29 Commonwealth Avenue, 10th Floor, Boston, MA 02116.

(c) The principal business of Weiss Asset Management, LLC is Investment Management. The principal business of Weiss Capital, LLC is Investment Management. Mr. Weiss's principal occupation is Investment Professional.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a

CUSIP No. 105759104	13D	Page 4 of 10 Pages

judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Weiss Asset Management, LLC and Weiss Capital, LLC is a Delaware limited liability company. Mr. Weiss is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The Shares were acquired in open market purchases by a private investment partnership ("BIP") of which Weiss Asset Management, LLC is the General Partner and a private investment corporation ("BGO") of which Weiss Capital, LLC is the Investment Manager for an aggregate of approximately $348,231,000 cash. Mr. Weiss is the Managing Member of each of Weiss Asset Management, LLC and Weiss Capital, LLC.

The source of such funds was the working capital of such private investment partnership and private investment corporation.

Item 4. Purpose of Transaction.

The Shares were acquired for investment purposes. From time to time, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer including, without limitation, (i) to hold the Shares as a passive investor or as an active investor (including as a member of a "group" with other beneficial owners of the Issuer's securities), (ii) to acquire beneficial ownership of additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise, (iii) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D (including, without limitation, a change in the present composition of the Board of Directors of the Issuer and to fill any then existing vacancies on such Board), (iv) to enter into agreements with potential business combination partners to facilitate a transaction with the Issuer or (v) to change their intention with respect to any or all of the matters referred to above or in Item 4. The Reporting Persons' decisions and actions with respect to such possibilities will depend upon a number of factors, including, without limitation, the actions of the Issuer with respect to the potential acquisitions or business combinations, market activity in the Issuer's securities, an evaluation of the Issuer and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.

Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b)          4,991,816 Shares, representing approximately 30.7% of the outstanding shares of the Issuer, are held by BIP. Weiss Asset Management, LLC is the General Partner of BIP. Mr. Weiss is the Managing Member of Weiss Asset Management, LLC and in such capacity has the power to vote and dispose of such Shares.

780,327 Shares, representing approximately 4.8% of the outstanding shares of the Issuer, are held by BGO. Weiss Capital, LLC is the Investment Manager of BGO. Mr. Weiss is the Managing Member of Weiss Capital, LLC and in such capacity has the power to vote and dispose of such Shares.

CUSIP No. 105759104	13D	Page 5 of 10 Pages

All share numbers and ownership percentages reported herein are as of June 6, 2006. All ownership percentages reported herein are based on 16,241,288 shares of the Issuer's common stock issued and outstanding as of April 3, 2006, as reported by the Issuer in its Schedule 14A Proxy Statement filed with the Securities and Exchange Commission on April 12, 2006. Each of the Reporting Persons disclaims beneficial ownership of all of the Shares, except to the extent of its or his pecuniary interest therein, and the filing of this Amendment 1 to Schedule 13D shall not be deemed an admission of beneficial ownership of any Shares for any purpose.

(c) During the past 60 days, BIP and BGO effected the transactions in the Issuer's common stock as set forth on Exhibit 1 attached hereto.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Transactions Effected in Last 60 Days
Exhibit 2	Joint Filing Agreement

CUSIP No. 105759104	13D	Page 6 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

June 7, 2006

WEISS ASSET MANAGEMENT, LLC
By:	/s/ Andrew M. Weiss
Name: Andrew M. Weiss
Title: Managing Member

WEISS CAPITAL, LLC
By:	/s/ Andrew M. Weiss
Name: Andrew M. Weiss
Title: Managing Member

Andrew M. Weiss
/s/ Andrew M. Weiss

CUSIP No. 105759104	13D	Page 7 of 10 Pages

Exhibit 1

Transactions Effected in Last 60 Days

Transactions by BIP:

Date	Type of Transaction	Number of Shares	Purchase Price Per Share ($)
3/27/2006	Open Market Purchase	20,790	59.54
3/28/2006	Open Market Purchase	2,900	58.72
3/28/2006	Open Market Purchase	2,000	58.04
3/29/2006	Open Market Purchase	14,070	58.89
3/30/2006	Open Market Purchase	2,000	60.15
3/31/2006	Open Market Purchase	4,340	60.33
4/3/2006	Open Market Purchase	6,510	61.99
4/4/2006	Open Market Purchase	23,940	62.86
4/5/2006	Open Market Purchase	8,330	62.65
4/5/2006	Open Market Purchase	10,094	62.94
4/6/2006	Open Market Purchase	10,430	63.29
4/6/2006	Open Market Purchase	100	63.06
4/11/2006	Open Market Purchase	5,460	61.62
4/12/2006	Open Market Purchase	2,300	61.99
4/12/2006	Open Market Purchase	100	61.11
4/19/2006	Open Market Purchase	2,020	64.55
4/20/2006	Open Market Purchase	300	64.68
4/21/2006	Open Market Purchase	3,500	66.23
4/25/2006	Open Market Purchase	3,640	64.41
4/26/2006	Open Market Purchase	9,100	65.27
4/26/2006	Open Market Purchase	100	65.15

CUSIP No. 105759104	13D	Page 8 of 10 Pages

4/27/2006	Open Market Purchase	21,000	64.92
4/28/2006	Open Market Purchase	14,770	65.63
5/1/2006	Open Market Purchase	3,500	66.38
5/2/2006	Open Market Purchase	14,700	67.70
5/3/2006	Open Market Purchase	3,888	67.83
5/4/2006	Open Market Purchase	65,160	68.51
5/5/2006	Open Market Purchase	8,500	69.41
5/8/2006	Open Market Purchase	31,752	69.91
5/9/2006	Open Market Purchase	2,300	70.30
5/10/2006	Open Market Purchase	79,900	70.43
5/11/2006	Open Market Purchase	33,900	68.32
5/11/2006	Open Market Sale	2,900	70.13
5/12/2006	Open Market Purchase	30,800	65.50
5/15/2006	Open Market Purchase	23,688	62.72
5/16/2006	Open Market Purchase	4,248	63.40
5/17/2006	Open Market Purchase	40,500	61.07
5/18/2006	Open Market Purchase	50,328	61.31
5/18/2006	Open Market Purchase	36,000	61.23
5/19/2006	Open Market Purchase	18,700	61.32
5/19/2006	Open Market Purchase	625,000	61.28
5/22/2006	Open Market Purchase	2,373	57.31
5/22/2006	Open Market Purchase	5,950	57.18
5/22/2006	Open Market Purchase	1,020,000	58.15
5/23/2006	Open Market Purchase	4,608	59.21

CUSIP No. 105759104	13D	Page 9 of 10 Pages

5/23/2006	Open Market Purchase	4,000	58.69
5/23/2006	Open Market Purchase	425,000	60.30
5/24/2006	Open Market Purchase	54,655	58.47
5/24/2006	Open Market Purchase	425,850	58.84
5/25/2006	Open Market Purchase	1,152	58.83
5/30/2006	Open Market Purchase	189,360	58.97
5/30/2006	Open Market Purchase	50,400	58.87
5/31/2006	Open Market Purchase	391,464	60.52
5/31/2006	Open Market Purchase	20,160	60.76
6/1/2006	Open Market Purchase	345,900	60.85
6/1/2006	Open Market Purchase	15,000	60.88
6/2/2006	Open Market Purchase	22,176	60.99
6/5/2006	Open Market Purchase	486,030	61.02
6/6/2006	Open Market Purchase	188,800	61.12

Transactions by BGO:

Date	Type of Transaction	Number of Shares	Purchase Price Per Share ($)
3/27/2006	Open Market Purchase	8,910	59.54
3/29/2006	Open Market Purchase	6,030	58.89
3/30/2006	Open Market Purchase	2,700	59.97
3/31/2006	Open Market Purchase	1,860	60.33
4/3/2006	Open Market Purchase	2,790	61.99
4/4/2006	Open Market Purchase	10,260	62.86
4/5/2006	Open Market Purchase	3,570	62.65
4/5/2006	Open Market Purchase	4,326	62.94
4/6/2006	Open Market Purchase	4,470	63.29
4/11/2006	Open Market Purchase	2,340	61.62
4/13/2006	Open Market Purchase	2,100	60.93
4/18/2006	Open Market Purchase	2,400	63.10
4/20/2006	Open Market Purchase	3,800	64.61
4/21/2006	Open Market Purchase	1,500	66.23
4/25/2006	Open Market Purchase	1,560	64.41
4/26/2006	Open Market Purchase	3,900	65.27
4/27/2006	Open Market Purchase	9,000	64.92
4/28/2006	Open Market Purchase	6,330	65.63
5/1/2006	Open Market Sale	2,500	66.78
5/2/2006	Open Market Purchase	6,300	67.70
5/3/2006	Open Market Purchase	1,512	67.83
5/4/2006	Open Market Purchase	25,340	68.51
5/8/2006	Open Market Purchase	12,348	69.91
5/15/2006	Open Market Purchase	9,212	62.72
5/16/2006	Open Market Purchase	1,652	63.40
5/18/2006	Open Market Purchase	19,572	61.31
5/18/2006	Open Market Purchase	14,000	61.23
5/22/2006	Open Market Purchase	1,050	57.18
5/22/2006	Open Market Purchase	180,000	58.15
5/23/2006	Open Market Purchase	1,792	59.21
5/23/2006	Open Market Purchase	75,000	60.30
5/24/2006	Open Market Purchase	9,645	58.47
5/24/2006	Open Market Purchase	75,150	58.84
5/25/2006	Open Market Purchase	448	58.83
5/30/2006	Open Market Purchase	47,340	58.97
5/30/2006	Open Market Purchase	12,600	58.87
5/31/2006	Open Market Purchase	152,236	60.52
5/31/2006	Open Market Purchase	7,840	60.76
6/2/2006	Open Market Purchase	8,624	60.99

CUSIP No. 105759104	13D	Page 10 of 10 Pages

Exhibit 2

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of June 7, 2006, is by and among Weiss Asset Management, LLC, Weiss Capital, LLC and Andrew M. Weiss (collectively, the "Weiss Filers").

Each of the Weiss Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D and/or 13G with respect to shares of Common Stock, par value $0.01 per share, of The Brazil Fund, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Weiss Filers hereby agree to file a single statement on Schedule 13D and/or 13G (and any amendments thereto) on behalf of each of the Weiss Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Weiss Filers upon one week's prior written notice or such lesser period of notice as the Weiss Filers may mutually agree.

Executed and delivered as of the date first above written.

WEISS ASSET MANAGEMENT, LLC
By:	/s/ Andrew M. Weiss
Name: Andrew M. Weiss
Title: Managing Member

WEISS CAPITAL, LLC
By:	/s/ Andrew M. Weiss
Name: Andrew M. Weiss
Title: Managing Member

Andrew M. Weiss
/s/ Andrew M. Weiss